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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-23054

                           NOTIFICATION OF LATE FILING

(Check One):


[ ] Form 10-K   [ ] Form 11-K      [ ] Form 20-F       [X] Form 10-Q

       For Period Ended:  SEPTEMBER 30, 2000
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

    For Transition Period Ended:
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     HAMILTON BANCORP INC.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number): 3750 N.W. 87 AVENUE
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City, State and Zip Code:     MIAMI, FLORIDA  33178
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PART II - RULE 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

                 EVA LYNN HERNANDEZ,
         CONTROLLER/CHIEF ACCOUNTING OFFICER      (305)           717-5618
         -----------------------------------   ----------- ---------------------
                       (Name)                  (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                             [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*

                             [ ] Yes           [ ] No

         * THE REGISTRANT CANNOT ANSWER THIS QUESTION AT THIS TIME BECAUSE IT IS UNABLE TO ASCERTAIN WHETHER ANY SUCH CHANGE WOULD OCCUR UNTIL AFTER IT HAS COMPLETED ITS REVIEW OF THE COMMENTS AND REPORT MENTIONED IN THE ATTACHMENT HERETO.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              HAMILTON BANCORP INC.
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                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2000               By: /s/ Eva Lynn Hernandez
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                                          Name:  Eva Lynn Hernandez
                                          Title: Vice President, Controller, and
                                                 Chief Accounting Officer

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                            ATTACHMENT TO FORM 12b-25

           FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2000


PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2000 because the Registrant has received comments to its December 31, 1999 10-K Annual Report as well as its Form 10-Q Quarterly Reports for March 31, 2000 and June 30, 2000. The responses to those comments may impact the contemplated Quarterly Report on Form 10-Q for the three months ended September 30, 2000. In addition, the Registrant's Audit Committee recently received a report from independent counsel relating to facts underlying certain transactions. The Registrant and a bank regulatory agency regulating Registrant's subsidiary, Hamilton Bank, N.A., have differing interpretations as to the accounting treatment for those transactions. As a result, the Registrant is reviewing whether the independent counsel's report would have any impact on the Quarterly Report on Form 10-Q for the three month period ended September 30, 2000.

The Form 10-Q will be filed as soon as reasonably practicable. The Registrant anticipates this will be no later than the fifth calendar day following the prescribed due date.

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